UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 11-K

(Mark One)

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the Fiscal Year Ended December 31, 2011

OR

☐	Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from                     to

COMMISSION FILE NUMBERS 333-44798

                                                              333-142713

                                                              333-156334

HUMAN GENOME SCIENCES, INC.

EMPLOYEE STOCK PURCHASE PLAN

(Full title of the plan and the address of the plan,

if different from that of the issuer named below)

HUMAN GENOME SCIENCES, INC.

(Name of issuer of the securities held pursuant to the plan)

14200 Shady Grove Road, Rockville, Maryland 20850-7464

(Address of principal executive office)

REQUIRED INFORMATION

(a)	Financial Statements of the Plan, as of December 31, 2011 (beginning on the next page of this document)

(b)	Exhibits

23.1	Consent of Independent Registered Public Accounting Firm – Stout, Causey & Horning, P.A.

23.2	Consent of Independent Registered Public Accounting Firm – Reznick Group, P.C.

FINANCIAL STATEMENTS AND

REPORT OF INDEPENDENT REGISTERED

PUBLIC ACCOUNTING FIRM

HUMAN GENOME SCIENCES, INC.

EMPLOYEE STOCK PURCHASE PLAN

AS OF DECEMBER 31, 2011 AND 2010 AND

FOR THE YEARS ENDED DECEMBER 31, 2011, 2010, AND 2009

Human Genome Sciences, Inc.

Employee Stock Purchase Plan

For the years ended December 31, 2011, 2010 and 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Human Genome Sciences, Inc. as

Administrator of the Human Genome Sciences, Inc.

Employee Stock Purchase Plan:

We have audited the accompanying statements of net assets available for plan benefits of the Human Genome Sciences, Inc. Employee Stock Purchase Plan as of December 31, 2011 and 2010, and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the administrator. Our responsibility is to express an opinion on the 2011 and 2010 financial statements based on our audits. The statement of changes in net assets available for plan benefits for the year ended December 31, 2009 was audited by other auditors. Their report, dated March 24, 2010, except for Note 3, as to which the date is March 31, 2011, expressed an unqualified opinion on that statement.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2011 and 2010 financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Human Genome Sciences, Inc. Employee Stock Purchase Plan as of December 31, 2011 and 2010 and the changes in its net assets available for plan benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ Stout, Causey & Horning, P.A.

Sparks, Maryland

March 26, 2012

Human Genome Sciences, Inc.

Employee Stock Purchase Plan

STATEMENTS OF NET ASSETS

AVAILABLE FOR PLAN BENEFITS

	September 30,	September 30,
As of December 31,	2011	2010

Assets
Receivable from employer	$1,382,833	$736,821

Total Assets	1,382,833	736,821

Liabilities
Benefits payable to participants	1,127,198	714,167
Withdrawals payable	255,635	22,654

Total Liabilities	1,382,833	736,821

Net Assets Available for Plan Benefits	$—	$—

The accompanying notes are an integral part of these financial statements.

Human Genome Sciences, Inc.

Employee Stock Purchase Plan

STATEMENTS OF CHANGES IN NET ASSETS

AVAILABLE FOR PLAN BENEFITS

	September 30,	September 30,	September 30,
For the Years Ended December 31,	2011	2010	2009

Changes in Net Assets Available for Plan Benefits:

Participant Contributions	$2,890,820	$1,521,411	$886,464
Terminations and Withdrawals	(360,960)	(91,152)	(328,524)
Conversion into Shares of Common Stock	(2,529,860)	(1,430,259)	(557,940)

Net Increase (Decrease)	—	—	—

Net Assets Available for Plan Benefits:

Beginning of Year	—	—	—

End of Year	$—	$—	$—

The accompanying notes are an integral part of these financial statements.

Human Genome Sciences, Inc.

Employee Stock Purchase Plan

NOTES TO FINANICAL STATEMENTS

For the years ended December 31, 2011, 2010 and 2009

NOTE 1 – DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Plan Description

The following description of the Human Genome Sciences, Inc. Employee Stock Purchase Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a complete description of the Plan’s provisions.

General

The Plan was approved by the stockholders of Human Genome Sciences, Inc. (the Employer) initially effective May 24, 2000, and subsequently has been amended from time to time, most recently by the Plan’s amendment and restatement effective as of January 1, 2011. The Plan enables eligible employees of the Employer and its designated subsidiaries to purchase shares of the Employer’s common stock through after-tax payroll deductions. The Plan is intended to benefit the Employer by increasing the employees’ interest in the Employer’s growth and success, and encouraging employees to remain employees of the Employer or its designated subsidiaries. The Plan covers substantially all of the employees of the Employer and its designated subsidiaries. The Plan is governed by Section 423 of the Internal Revenue Code and is not subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

As of December 31, 2011 and 2010, the total number of shares of $0.01 par value common stock of the Employer that are registered for purchase by participants is 2,000,000. Common stock reserved for future employee purchases under the Plan aggregated 596,625 and 699,986 as of December 31, 2011 and 2010, respectively. There are no other investment options for participants.

The Plan was amended effective January 1, 2011, allowing any regular full-time employee or regular part-time employee of the Employer or its designated subsidiaries who has completed at least 60 days (90 days prior to January 1, 2011) of employment to participate in the Plan, provided that they are scheduled to work more than 20 hours per week and they own less than 5% of the Employer’s common stock.

Option periods and purchase periods are determined at the discretion of the Compensation Committee of the Employer’s Board of Directors (the Administrator). As of January 1, 2011, the Plan provided participants with two option periods: January 1 through December 31, which consisted of two six-month purchase periods ending June 30 and December 31; and one option period July 1 through December 31, which consisted of one six-month purchase period ending December 31. Employees not eligible to participate in the Plan on the first day of the calendar year option period were permitted to participate in the second option period that commenced July 1 and ended December 31 of the respective year, provided that they were eligible participants as of July 1 of that year. Employees were prohibited from participating in more than one option period simultaneously.

Human Genome Sciences, Inc.

Employee Stock Purchase Plan

NOTES TO FINANICAL STATEMENTS

For the years ended December 31, 2011, 2010 and 2009

NOTE 1 – DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

General – (Continued)

Prior to the January 2011 Plan amendment, the Plan contained one option period that coincided with the calendar year and consisted of two purchase periods: January 1 through June 30 and July 1 through December 31, and a second six-month option period that consisted of one purchase period, July 1 through December 31. Only new hires who were not eligible to participate in the calendar year option period were permitted to participate in the six-month option period.

Participants may contribute after-tax payroll deductions on a per payroll basis between 1% and 10% of their base salary, overtime and shift differential pay. Prior to January 1, 2011, participants were permitted to contribute on a per payroll basis of between $25 and 10% of their base salary and overtime. The Employer does not provide a matching or discretionary contribution. Contributions do not earn interest. Participants’ payroll deductions are accumulated during the purchase period. Effective January 1, 2011, a participant enrolled in the Plan’s first option period in which the fair market value on July 1 is lower than January 1, will automatically become enrolled for the second option period and will use the lower July 1 fair market value instead of January 1 for their purchase on December 31. Shares of common stock, including any fractional amounts, are purchased by participants on the last day of the purchase period at a purchase price equal to 85% of the fair market value, as defined by the Plan, of the common stock on the first trading day of the option period or last trading day of the purchase period, whichever is lower. Shares of common stock are purchased effective as of the close of business on the last trading day of the purchase period. All shares purchased are deposited in the participants’ personal investment accounts outside of the Plan.

The Administrator adopted a rule of administration that limited, to 1,000 shares, the maximum number of shares that could be purchased by a participant during the option period ended December 31, 2009. This limit was removed effective January 1, 2010 and replaced with the following Plan limit. For plan years beginning after December 31, 2009, the maximum number of shares of common stock that could be purchased by a participant during any option period was the number of whole shares determined by dividing $25,000 by the fair market value per share on the first trading day in January, but in no event in excess of the statutory limit prescribed by tax laws. If an eligible employee participated in two option periods during a calendar year, the Plan limit on the maximum number of shares of common stock that could be purchased by the participant, as described in the preceding sentence, was applied separately for each option period. Contribution funds that could not be used to purchase shares of common stock, due to either the statutory limit or the Plan limit described above, were refunded to the participant. No carry forward of excess contributions from one option period to another was permitted.

Funds from participants’ payroll deductions are commingled with other general corporate funds and are not segregated by the Employer.

Human Genome Sciences, Inc.

Employee Stock Purchase Plan

NOTES TO FINANICAL STATEMENTS

For the years ended December 31, 2011, 2010 and 2009

NOTE 1 – DESCRIPTION OF THE PLAN AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

General – (Continued)

In the event of a participant’s termination, death or retirement, any remaining account balance will be distributed to the participant or the participant’s estate.

The Plan may be terminated at any time by the Company’s Board of Directors.

Basis of Financial Statements

The accompanying financial statements are presented on the accrual basis of accounting.

Administrative Expenses

All expenses incurred in the administration of the Plan are paid by the Employer.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of additions to and deductions from Plan assets during the reporting period. Actual results could differ from those estimates.

Income Tax Status

The Administrator believes that the Plan is currently designed and being operated in compliance with Section 423 of the Internal Revenue Code as of the date of these financial statements.

Subsequent Events

The Plan evaluated for disclosure any subsequent events through the report issuance date and determined there were no material events that warrant disclosure.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Compensation Committee of the Board of Directors of Human Genome Sciences, Inc. (Administrator of the Plan) has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

HUMAN GENOME SCIENCES, INC. EMPLOYEE STOCK PURCHASE PLAN

By:	/s/ H. Thomas Watkins
H. Thomas Watkins President and Chief Executive Officer

By:	/s/ David P. Southwell
David P. Southwell Executive Vice President and Chief Financial Officer

Date: March 26, 2012